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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					(Amendment No. 2)

					Strategic Diagnostics Inc.
						(Name of Issuer)

						Common Stock
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				(Title of Class of Securities)

						  862700101
						(CUSIP Number)

					   Banner Partners
					 c/o Bryan & Edwards
			 3000 Sand Hill Road, Bldg. 1, Ste. 190
				     Menlo Park, CA 94025
					  (415) 854-1555
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

					August 24, 1999
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



									SEC 1746 (12-91)

					SCHEDULE 13D
CUSIP No. 862700101						Page 2 of 8 Pages
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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Banner Partners, IRS No.: 94-2703211
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/*/
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*   	WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)					/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION  	California
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	 NUMBER OF	7	SOLE VOTING POWER
	  SHARES				-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY	8	SHARED VOTING POWER
	   EACH				452,800
	 REPORTING		---------------------------------------
	  PERSON		9	SOLE DISPOSITIVE POWER
	   WITH				-0-
					---------------------------------------
				10	SHARED DISPOSITIVE POWER
						452,800
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	452,800
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* / /
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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	3.3%
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14	TYPE OF REPORTING PERSON*
	PN
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					SCHEDULE 13D

CUSIP No. 862700101						Page 3 of 8 Pages
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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	William C. Edwards
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/* /
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*  	WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)					/ /
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
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	 NUMBER OF		7	SOLE VOTING POWER
	  SHARES				-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		8	SHARED VOTING POWER
	   EACH				452,800
	 REPORTING		---------------------------------------
	  PERSON			9	SOLE DISPOSITIVE POWER
	   WITH				-0-
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						452,800
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	452,800
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*		/ /
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	3.3%
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14	TYPE OF REPORTING PERSON*	IN


					SCHEDULE 13D

CUSIP No. 862700101						Page 4 of 8 Pages
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1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Alan R. Brudos
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	/* /
											(b)	/ /
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3	SEC USE ONLY
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4	SOURCE OF FUNDS*  	WC
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)					/ /
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION  	United States
----------------------------------------------------------------
	 NUMBER OF		7	SOLE VOTING POWER
	  SHARES				-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		8	SHARED VOTING POWER
	    EACH				452,800
	 REPORTING		---------------------------------------
	  PERSON			9	SOLE DISPOSITIVE POWER
	   WITH				-0-
					---------------------------------------
					10	SHARED DISPOSITIVE POWER
						452,800
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	452,800
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*	/ /
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	3.3%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
					SCHEDULE 13D
CUSIP No. 862700101						Page 5 of 8 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock ("Common Stock") of Strategic Diagnostics Inc. ("SDI") (the Securities"). The principal executive office of SDI is located at 128 Sandy Drive, Newark, DE 19713.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Banner Partners ("Banner"); William C. Edwards ("Edwards");
and Alan R. Brudos ("Brudos").

(b)	The business address of Banner, Edwards and Brudos is 3000
Sand Hill Road, Bldg. 1, Ste. 190, Menlo Park, CA 94025.

(c)	Edwards and Brudos are the general partners of Banner, which is an investment limited partnership.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Banner is a California limited partnership, and Edwards and
Brudos are citizens of the United States of America.

						SCHEDULE 13D

CUSIP No. 862700101						Page 6 of 8 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Securities were as follows:

Purchaser					Source of Funds		Amount

Banner (managed
by Palo Alto Investors)		Working Capital	$833,546.07

ITEM 4.	PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of the Securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving SDI or any of its
subsidiaries;
(b)	A sale or transfer of a material amount of assets of SDI or
of any of its subsidiaries;
(c)	Any change in the present board of directors or management
of SDI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(d)	Any material change in the present capitalization or
dividend policy of SDI;
(e)	Any other material change in SDI's business or corporate
structure;
(f)	Changes in SDI's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of SDI by any person;
(g)	Causing a class of securities of SDI to be delisted from a
national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h)	A class of equity securities of SDI becoming eligible for
termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(i)	Any action similar to any of those enumerated above.

						SCHEDULE 13D
CUSIP No. 862700101						Page 7 of 8 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Securities of the persons named in Item 2 of this amended statement is as follows at the date hereof:
	Aggregate
	Beneficially
	Owned			VotingPower		DispositivePower
Name	Number	Percent	   Sole	Shared	Sole		Shared

Banner	452,800	3.3%	   -0-	452,800	-0-		452,800
Edwards	452,800	3.3%	   -0-	452,800	-0-		452,800
Brudos	452,800	3.3%	   -0-	452,800	-0-		452,800

The persons filing this statement effected the following transactions in the Securities on the dates indicated, and such transactions are the only transactions in the Securities since
July 1, 1999, by the persons filing this statement:

	   Purchase		Number			Price
	   or			of				Per
Name	   Sale  	Date		Shares    			Share

Banner	S	8-24-99	296,000			$5.5045
Banner	S	8-24-99	  8,000			 5.8125
Banner	S	8-25-99	 36,000			 5.7708
Banner	S	8-26-99	  5,600			 5.7500
Banner	S	8-27-99	 14,600			 5.7500
Banner	S	8-30-99	 24,700			 5.8333
Banner	S	8-31-99	 17,300			 5.9187

The persons filing this statement ceased to own more than 5% of the outstanding Securities on August 24, 1999.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Edwards and Brudos are the general partners of Banner pursuant to a limited partnership agreement (the "LPA").  The LPA provides to the general partners the authority, among other things, to invest
Banner's funds in the Securities, to vote and
					SCHEDULE 13D
CUSIP No. 862700101					Page 8 of 8 pages


dispose of those securities and to file this statement on Banner's behalf. Pursuant to Banner's investment management agreement (the "IMA") with Palo Alto Investors ("PAI"), PAI is authorized, among other things, to invest a portion of Banner's funds and to vote and dispose of securities acquired by such funds, including the Securities. The IMA may be terminated by either party on notice as provided in the IMA and provides for fees paid to PAI based on assets under management and realized gains. PAI has filed a statement on Schedule 13G with respect to the Securities PAI beneficially owns.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Not applicable.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	September 2, 1999

BANNER PARTNERS,
a California limited partnership

By:	   /s/ William C. Edwards
	______________________________
		William C. Edwards,	General Partner

By:	  /s/ Alan R. Brudos
	______________________________
		Alan R. Brudos, General Partner

   /s/ William C. Edwards
	______________________________
	William C. Edwards

   /s/ Alan R. Brudos
	______________________________
	Alan R. Brudos
CSR\4325\002\1062045.01